9120 Lockwood Boulevard
Mechanicsville, VA 23116

December 15, 2014
Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:    Owens & Minor, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 25, 2014
Response dated November 10, 2014
File No. 001-09810

Dear Ms. Jenkins:

The responses of Owens & Minor, Inc. (the “company”) to your letter dated November 14, 2014, regarding the above referenced filings of the company, are set forth below.

For convenience, the comments contained in your letter are presented, followed by the company’s response.

Item 15. Exhibits and Financial Statement Schedules, page 28

1.
We note in your response to comment two of our letter dated October 22, 2014 that revenue from your fee-for-service business was 3.59% and 3.92% of consolidated net revenue for the year ended December 31, 2014 and the six months ended June 30, 2014, respectively. One page 34, you disclose that your Domestic segment includes all services in the United States relating to your role as a medical supply logistics company serving healthcare providers and manufacturers; and on page four you disclose that the majority of your distribution arrangements compensate you on a cost-plus percentage basis, under which a negotiated percentage distribution fee is added to the contract cost agreed to by the customer and supplier. It appears to us that the distribution fees earned under a majority of your cost-plus percentage basis arrangements may represent service revenue. Please tell us the amount of distribution fees that were recognized as revenue for fiscal year 2013 and the nine months ended September 30, 2014. To the extent that any shipping and handling fees are charged to customers in addition to the distribution fees, also tell us whether these are included for purposes of determining whether your total service revenue exceeds 10 percent of total net revenue.

Owens & Minor’s Response

As previously disclosed, we recognize revenue using two models; 1) distribution of owned product which follows a buy/sell model where we purchase products that are sold to our customers with our revenue being the sales price of the product and 2) fee-for-service, including logistics and other value-added services where we do not own the product and are paid only for the services we provide to our customers. For the year ended December 31, 2013 and nine months ended September 30, 2014, our revenue was comprised of 96.41% and 96.09% distribution and 3.59% and 3.91% fee-for service, respectively. This includes any amounts billed for shipping and handling costs which are immaterial. The selling price to our customers in a distribution agreement is based on a cost-plus arrangement which is intended to cover both our cost of the product (reflected in cost of goods sold) and our costs t

o serve our customers. The overall price negotiation between supplier, distributor and customer in our industry is somewhat unique given the significant involvement of group purchasing organizations (GPOs) and integrated healthcare networks. The total negotiated price is our total revenue for our performance obligation to the customer.

Note 1- Summary of Significant Accounting Policies, page 34

Selling, General and Administrative (SG&A) Expenses, page 36

2.
We note that your response to comment four of our letter dated October 22, 2014 and it appears to us that you do not believe that disclosure of the amount of all shipping and handling costs included in selling, general and administrative expenses is appropriate as it is a strategic component of your business model. Please confirm to us that shipping and handling costs as referred to in your disclosure are significant and, if so, further explain to us why you believe that the ASC 605-45-50-2 disclosures are not required. In your response, also provide us with the citation(s) for any exceptions to the disclosure requirements that your may be relying upon.

Owens & Minor’s Response

We distinguish between distribution costs (our primary costs to serve our customers as a distributor and logistics services provider) and incremental shipping and handling costs. In our view, the guidance in ASC 605-45-50-2 is intended to allow for comparability of product cost by disclosing the amount and the geography of these incremental and generally third party costs as the treatment of these charges varies by company. We believe our competitors disclose incremental shipping and handling costs often associated with manufactured product but do not disclose shipping and handling associated with their distribution business. The amount of incremental shipping and handling costs in our business model currently are immaterial. As we previously responded on November 10, 2014, we will state this fact in our disclosure included in future filings.

Owens & Minor understands that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions that require further information, please feel free to contact me at (804) 723-7595.

Sincerely,
Owens & Minor, Inc.

/s/ Richard A. Meier
______________________________________________
Richard A. Meier
Executive Vice President and Chief Financial Officer